EXHIBIT B
TRANSACTIONS
The following table sets forth all transactions with respect to shares of common stock effected during the past 60 days by the Reporting Persons or on behalf of the Reporting Persons in respect of the shares of common stock, inclusive of any transactions effected through the close of trading on February 7, 2017. All such transactions were sales of shares of common stock effected in the open market and the table includes commissions paid in per share prices.

Fund	Trade Date	Buy/Sell	Shares	Unit Cost	Security
Lazarus Investment Partners LLLP	12/12/2016	Sell	140,000	0.2951	Common Stock